SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13E-3
Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder
(Rule 13e-100)

MCAFEE.COM CORPORATION
(Name of Issuer)

MCAFEE.COM CORPORATION
(Name of Person(s) Filing Statement)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

Class A Common Stock: 579062100
(CUSIP Number of Class of Securities)

Evan S. Collins
Vice President, Chief Financial Officer and Secretary
McAfee.com Corporation
535 Oakmead Parkway
Sunnyvale, California 94086
(408) 992-8100
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Kenton J. King, Esq.
Celeste E. Greene, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Suite 1100
Palo Alto, California 94301
(650) 470-4500

This statement is filed in connection with (check the appropriate box):

a.    ☐  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.    ☐  The filing of a registration statement under the Securities Act of 1933.
c.    ☒  A tender offer.
d.    ☐  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction:    ☐

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee(*)

$1	$1

*
Estimated solely for the purpose of calculating the registration fee pursuant to Rules 0-11(b) and 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (i) $17.10, the average of the high and low sales prices of McAfee.com Class A common stock on the Nasdaq National Market on August 20, 2002 and (ii) 13,336,565, the expected maximum number of shares of McAfee.com common stock to be acquired in the Offer and the merger (including exercisable options), minus (iii) $106,692,520, the aggregate cash consideration expected to be paid for such shares. The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 of 2002 issued by the Securities and Exchange Commission on January 16, 2002, equals 0.0092% of the Transaction Value. The fee due is offset against the fee paid by the bidder, Networks Associates, Inc. on March 29, 2002 in connection with the filing of a Registration Statement on Form S-4 (File No. 333-85170) that was subsequently withdrawn on April 25, 2002, and also against which Networks Associates, Inc. offset the fee due in connection with the filing on July 2, 2002 of a Registration Statement on Form S-4 (File No. 333-91746).

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form of Registration No.:

Filing Party:

Date Filed:

This Schedule 13E-3 (the “Schedule 13E-3”) is filed by McAfee.com Corporation, a Delaware corporation (“McAfee.com”). The filing person is the subject company. This Schedule 13E-3 relates to the exchange offer by Networks Associates, Inc., a Delaware corporation (“Network Associates”), pursuant to which each outstanding share of Class A Common Stock of McAfee.com may be exchanged for $8.00 plus 0.675 of a share of Network Associates common stock, upon the terms and subject to the conditions set forth in an amended and restated offer to exchange prospectus (the “Offer to Exchange”) contained in Amendment No. 6 to the Registration Statement on Form S-4, dated August 15, 2002, that Network Associates filed with the Securities and Exchange Commission (as amended, the “Registration Statement”), which amends and restates the original offer to exchange prospectus dated July 2, 2002 contained in the Registration Statement as filed on that date and the prospectus supplements thereto dated July 16, 2002, July 22, 2002, July 30, 2002 and August 2, 2002 and contained in amendments to the Registration Statement filed on those dates and in the related letter of transmittal and other transmittal documents filed as exhibits to the Registration Statement and mailed to the holders of the Shares (the “Transmittal Documents”).

Except as otherwise set forth below, the information set forth in each of the Offer to Exchange, the Transmittal Documents and Amendment No. 8 to the Solicitation/Recommendation Statement on Schedule 14D-9, including all schedules and annexes thereto, filed with the Securities and Exchange Commission (the “Commission”) by McAfee.com on August 23, 2002 (the “Schedule 14D-9”), which amends and restates the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by McAfee.com with the Commission on July 16, 2002 and amended on July 19, 2002, July 22, 2002, July 23, 2002, July 25, 2002, July 30, 2002, July 31, 2002 and August 14, 2002, is expressly incorporated herein by reference only to the extent such information is required in response to all items of this Schedule 13E-3; provided, that such incorporation by reference expressly excludes the information set forth under the headings “Network Associates Selected Historical Financial Data,” “Financial Forecasts” and “Where You Can Find More Information” in the Offer to Exchange. The information set forth under the heading “McAfee.com Selected Historical Financial Data” in the Offer to Exchange incorporated herein includes the transitional disclosures required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” SFAS 142 requires that goodwill and intangible assets with indefinite lives not be amortized as previous standards required but instead be tested for impairment at least annually. The transitional disclosures show the effect on McAfee.com’s consolidated financial statements for the years ended December 31, 2001, 2000 and 1999, as if the adoption of SFAS 142 had occurred at the beginning of the each of these respective years. In addition, the audited financial statements of McAfee.com as of and for the two fiscal years ended December 31, 2000 and December 31, 2001 are hereby expressly incorporated herein by reference to Item 8 of McAfee.com’s Annual Report on Form 10-K for the year ended December 31, 2001 filed with the Commission on March 25, 2002, and the unaudited financial statements of McAfee.com as of and for the quarter and six months ended June 30, 2002, are hereby expressly incorporated herein by reference to Part I, Item 1 of McAfee.com’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 filed with the Commission on August 14, 2002.

ITEM 2.    SUBJECT COMPANY INFORMATION.

(f)	Not applicable.

ITEM 4.    TERMS OF THE TRANSACTION.

(a)(1)(ix)	Not applicable.

(a)(2)	Not applicable.

(c)	Not applicable.

(f)	Not applicable.

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ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(c)(8)	Not applicable.

ITEM 8.    FAIRNESS OF THE TRANSACTION.

(f)	Not applicable.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(d)  Not applicable.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

(e)  Not applicable.

ITEM 13.	FINANCIAL STATEMENTS.

(a)(3)  Not applicable.

(b)  Not applicable.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(b)  Not applicable.

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ITEM 16.    EXHIBITS

Exhibit No.

Exhibit (a)(1)
Amendment No. 8 to the Solicitation/Recommendation Statement on Scheduled 14D-9 filed by McAfee.com Corporation with the Securities and Exchange Commission on August 23, 2002 and incorporated herein by reference

Exhibit (a)(2)	Letter, dated August 23, 2002, to holders of the Class A Common Stock of McAfee.com Corporation(1)

Exhibit (a)(3)	Press release issued by McAfee.com Corporation on August 23, 2002(1)

Exhibit (a)(4)	Prospectus, dated August 15, 2002(2)

Exhibit (a)(5)	Letter of Transmittal(3)

Exhibit (a)(6)	Form of Notice of Guaranteed Delivery(3)

Exhibit (a)(7)	Form of Letter from Networks Associates, Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(3)

Exhibit (a)(8)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients(3)

Exhibit (a)(9)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9(3)

Exhibit (b)	None

Exhibit (c)(1)
Opinion of Morgan Stanley & Co. Incorporated, dated August 22, 2002 (attached as Annex A to Amendment No. 8 to the Solicitation/Recommendation Statement on Scheduled 14D-9 filed by McAfee.com Corporation with the Securities and Exchange Commission on August 23, 2002 and incorporated herein by reference)

Exhibit (c)(2)	Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of McAfee.com Corporation on August 22, 2002

Exhibit (c)(3)	Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of McAfee.com Corporation on July 15, 2002

Exhibit (d)(1)	Indemnification and Voting Agreement, dated August 20, 1999, by and between McAfee.com Corporation and Networks Associates, Inc.(4)

Exhibit (d)(2)	Registration Rights Agreement, dated as of July 20, 1999, by and between McAfee.com Corporation and Networks Associates, Inc.(4)

Exhibit (d)(3)	Stockholders Agreement, dated as of October 31, 1999, by and between McAfee.com Corporation and Networks Associates, Inc.(4)

Exhibit (d)(4)	Tax Sharing Agreement, dated as of January 1, 1999, by and between McAfee.com Corporation and Networks Associates, Inc.(4)

Exhibit (f)(1)
Section 262 of the Delaware General Corporation Law (attached as Annex A to the Prospectus, dated August 15, 2002 contained in Amendment No. 6 to Networks Associates, Inc.’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on August 15, 2002 and incorporated herein by reference)

Exhibit (g)	None

(1)
Filed with the Securities and Exchange Commission as an exhibit to Amendment No. 8 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by McAfee.com Corporation on August 23, 2002 and incorporated herein by reference

(2)	Incorporated by reference from Amendment No. 6 to Networks Associates, Inc.’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on August 15, 2002

(3)
Filed with the Securities and Exchange Commission as an exhibit to Amendment No. 6 to the Registration Statement on Form S-4 filed by Networks Associates, Inc. on August 15, 2002 and incorporated herein by reference

(4)	Incorporated by reference from McAfee.com Corporation’s Registration Statement on Form S-1 (File No. 333-87609), as amended, filed with the Securities and Exchange Commission

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MCAFEE.COM CORPORATION

By:	/s/ EVAN S. COLLINS
Evan S. Collins Vice President, Chief Financial Officer and Secretary
Dated: August 23, 2002

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